OTE ANNOUNCES PRELIMINARY AGREEMENT WITH UNIONS REGARDING EARLY RETIREMENT PLAN

ATHENS, Greece - February 23, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that today, following a long period of negotiations, it has reached an agreement in principle regarding a voluntary early retirement plan with the unions representing its domestic fixed-line employees. The basic characteristics of the plan are as follows:

  All employees who are less than eight years away from statutory retirement age are eligible for the plan; this represents an eligible pool of approximately 6,000 employees.
  The total cost of the program should be in excess of 1 billion euros, of which roughly one-fourth represent mandatory lump sum payments made to all departing employees and the balance represent payment to the pension funds spread over an eight-year period.
  In addition, the Greek State will provide a financial contribution to the plan.
  The early retirement plan, which requires Board approval and legislative action, is expected to come in effect before the end of the first half of 2005, and the first departures should occur in the second half of the year.
  All future OTE hires will be subject to common employment law and private sector contracts.

Commenting on the agreement, Mr. Panagis Vourloumis, Chairman and CEO, noted: "This agreement marks a first but fundamental step in aligning our cost base with our expected revenues. The reduction of our fixed-line workforce by roughly one-third should enable us to eventually reach productivity levels commensurate with other European telecoms incumbents, to compete more effectively in our markets, and to attract new talent with the technical, marketing and financial skills OTE needs to succeed in today's environment. In the coming weeks and months, we will focus our efforts on the next stage of our modernization plans, which consists in a complete overhaul and streamlining of our domestic organization to eliminate duplication and eradicate waste. While our 2005 performance will be severely impacted by the cost of this restructuring, it represents an inescapable investment in our future."

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share. Additional Information is also available on http://www.ote.gr. Contacts:
OTE:	Dimitris Tzelepis - Head of Investor Relations, Tel: +30 210 611 1574
email: dtzelepis@ote.gr
Nikos Kallianis - Senior Financial Analyst, Investor Relations Tel: +30 210 611 8167;
email: nkallianis@ote.gr
Daria Kozanoglou - Communications Officer, Investor Relations Tel: +30 210 611 1121;
email: nkozanoglou@ote.gr
Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2003 filed with the SEC on July 15, 2004. OTE assumes no obligation to update information in this release.